SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

HALBERD CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

10755 Vernon Avenue
Huntington Woods, MI 48070
(248) 530-0270
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

January 26, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Mark Lundquist

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
4,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
4,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.35%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of HALBERD CORPORATION, a Nevada corporation, with its principal place of business located at 10755 Vernon Avenue, Huntington Woods, MI 48070. The telephone number is (248) 530-0270 and the fax number is (248)865-9023.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Mark Lundquist who is hereinafter sometimes referred to as the “Reporting Person.” Mark Lundquist who is located at 24655 Tudor Lane, Franklin, MI  48025. The telephone number is (248) 530-0270.

Mark Lundquist is a Chief Executive Officer, Secretary and Director of HALBERD CORPORATION, a Nevada corporation, with its principal place of business located at 10755 Vernon Avenue, Huntington Woods, MI 48070. The telephone number is (248) 530-0270 and the fax number is (248)865-9023.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were issued to Mark Lundquist as founder shares.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 4,000,000 shares of the Issuer's common stock by the Reporting Person were issued to Mark Lundquist as founder shares and the shares were valued at par value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 4,000,000 of the issued and outstanding common shares of the Issuer.  Such amount represented 15.35 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2009

By:	/s/ Mark Lundquist
Mark Lundquist
Director